Exhibit 99.1

Contact:

Allison Bober

Investor Relations

Lennar Corporation

(305) 485-2038

FOR IMMEDIATE RELEASE

LENNAR TO ACQUIRE WCI COMMUNITIES

Miami, September 22, 2016 — Lennar Corporation (NYSE: LEN and LEN.B) and WCI Communities, Inc. (NYSE: WCIC) today announced that they have entered into a definitive merger agreement under which Lennar will acquire all of the outstanding shares of WCI Communities, Inc. (“WCI”) common stock in a cash and stock transaction valued at $23.50 per WCI share, representing a 37% premium to WCI’s closing stock price on September 21, 2016.

The transaction gives WCI a total equity value of approximately $643 million and an enterprise value of $809 million.

The transaction will be in the form of a merger of WCI and a newly formed Lennar subsidiary. The current expectation is that the merger consideration for each WCI share will be $11.75 in cash and a fraction of a share of Lennar Class A common stock with a value of $11.75, based on the volume weighted average price of Lennar’s Class A common stock on the New York Stock Exchange over the ten trading days preceding the WCI stockholder vote on the merger. However, Lennar has the option of varying the portions of the $23.50 per share merger consideration that will be cash and Lennar stock, including paying the entire merger consideration in cash. The transaction is structured in a manner intended to cause the receipt of Lennar stock as a result of the merger not to be a taxable event for WCI stockholders.

The transaction will combine two of the largest homebuilders in Florida. With a legacy that spans more than 60 years, WCI has established a leading expertise in developing amenity rich, lifestyle master planned communities catering to move-up, active adult and second-home buyers. In the latest 12 months ended June 30, 2016, WCI delivered 1,118 homes with an average sales price of approximately $444,000. The transaction will include a portfolio of owned and controlled land totaling approximately 14,200 homesites, located in most of the highest growth and largest coastal Florida markets.

Stuart Miller, Chief Executive Officer of Lennar, said “We welcome the WCI team to the Lennar family. We have long respected the WCI brand and what the company has accomplished. WCI’s land portfolio dovetails perfectly with our own Florida footprint and expands our product offering to capture more of the move-up market. Our combined presence in the premier coastal Florida markets will drive growth and allow significant cross and dual brand marketing opportunities.”

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Richard Beckwitt, President of Lennar, said “This transaction unites two companies with strong brands, complementary assets, and leading market positions. Keith Bass and his team have built an incredible company, and we’re proud to marshal our resources in a deal that accelerates our growth and diversification, generates new strategic product offerings and creates significant value for our shareholders. We look forward to welcoming a very talented group of WCI associates to the Lennar team.”

Keith Bass, President and Chief Executive Officer of WCI, said “The transaction is a tribute to the legacy and quality of the WCI brand, the attractiveness of our homes and communities, and the talent of our team members. Lennar is one of the country’s finest homebuilders and we are pleased that this transaction provides our shareholders with immediate and attractive value.”

The transaction has been approved by the Boards of both Lennar and WCI. Closing of the transaction is subject to customary closings conditions, including the approval by WCI’s stockholders. It is anticipated that a meeting to vote on the transaction will be held in December 2016 or January 2017, and, if the transaction is approved by the WCI stockholders, it will be completed promptly after the stockholder vote.

Credit Suisse and Citigroup Global Markets, Inc. served as financial advisers to WCI and provided fairness opinions in connection with the transaction, and Latham & Watkins LLP served as legal advisor, to WCI. Goodwin Procter, LLP acted as legal advisor, and Gibson Dunn & Crutcher, LLP acted as special tax counsel, to Lennar.

Information about Lennar

Lennar Corporation, founded in 1954, is one of the nation’s largest builders of quality homes for all generations. The Company builds affordable, move-up and retirement homes primarily under the Lennar brand name. Lennar’s Financial Services segment provides mortgage financing, title insurance and closing services for both buyers of the Company’s homes and others. Lennar’s Rialto segment is a vertically integrated asset management platform focused on investing throughout the commercial real estate capital structure. Lennar’s Multifamily segment is a nationwide developer of high-quality multifamily rental properties. Previous press releases and further information about the Company may be obtained at the “Investor Relations” section of the Company’s website, www.lennar.com.

Information about WCI

WCI Communities is a lifestyle community developer and luxury homebuilder of single and multi-family homes, including luxury high-rise tower units, in most of coastal Florida’s highest growth and largest markets. With a legacy that spans more than 60 years, WCI Communities has an established expertise in developing amenity-rich, lifestyle-oriented master-planned communities, catering to move-up, active adult and second-home buyers. Headquartered in Bonita Springs, Florida, WCI Communities is a fully integrated homebuilder and developer with complementary real estate brokerage and title services businesses.

Forward-Looking Statements

Some of the statements in this press release are “forward-looking statements,” as that term is defined in the Private Securities Litigation Reform Act of 1995, including statements regarding the expected time of the WCI stockholder vote and completion of the transaction. These forward-looking statements are subject to risks, uncertainties and assumptions. Accordingly, these forward-looking statements should be evaluated with consideration given to the many risks and uncertainties that could cause actual results and events to differ materially from those in the forward-looking statements. They include the risks detailed in WCI’s and Lennar’s filings with the SEC, including the “Risk Factors” sections of WCI’s Annual Report on Form 10-K for the year ended December 31, 2015 and Lennar’s Annual Report on Form 10-K for the fiscal year ended November 30, 2015. It is not possible for the management of either company to predict all the possible risks that could affect it or to assess the impact of all possible risks on the two companies’ businesses.

Important Information

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

Lennar will be filing a registration statement under the Securities Act of 1933, as amended, registering the Lennar Class A common stock that will be issued in connection with the transaction. That registration statement will include a proxy statement/prospectus relating to the WCI stockholders meeting at which WCI stockholders will vote on the merger.

WCI stockholders are advised to read the proxy statement/prospectus when it is available because it will contain important information. The registration statement, including the proxy statement/prospectus, will be available without charge on the SEC’s website, www.sec.gov. The registration statement, including the proxy statement/prospectus, will also be available without charge on Lennar’s website, www.lennar.com, and the proxy statement/prospectus will be available without charge on WCI’s website, www.WCICommunities.com. The proxy statement/prospectus will also be available without charge by directing a request to WCI Investor Relations at (239) 498-8481.

Participants in the Offering

WCI and certain of its directors, executive officers and employees may assist in soliciting proxies with regard to the meeting at which WCI stockholders vote on the transaction. Information regarding WCI’s directors and executive officers is available in its proxy statement dated March 29, 2016 that was filed with the SEC, and is available at the SEC’s website described above. Additional information about participants in the solicitation will be contained in the proxy statement/prospectus.

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